SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission File Number: 001-13138

POINTER TELOCATION LTD.

14 Hamelacha Street
Rosh Ha'ayin, 48091
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

For Immediate Release

Pointer Telocation Revenue Continues to Grow in Q3 2008

—	Revenue increased 65.7% to $58.6M in the first nine months of 2008

—	Non-GAAP net income increased to $5.8M in the first nine months of 2008

—	EBITDA: increased 105% to $11.9M in the first nine months of 2008

Rosh HaAyin, Israel November 13th, 2008 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR) – a leading provider of Automatic Vehicle Location (AVL) technology, stolen vehicle retrieval services, fleet management, car & driver safety, public safety, vehicle security, asset management and road side assistance, announced today its financial results for the first nine months and third quarter of 2008.

Financial Highlights:

Revenues: Pointer’s revenues for the third quarter of 2008 increased by 68%, to $20.7 million, from $12.3 million in the comparable period in 2007. In the first nine months of 2008, revenues were $58.6 million, a 65.7% increase over the same period of 2007. Pointer’s revenues from services in the third quarter and the first nine months of 2008 were 58% and 59%, respectively, of total revenues, as compared with 72% and 74% for these periods in 2007 respectively. International activities for the third quarter of 2008 were 31.5% of total revenue compared to 13.7% in the comparable period in 2007.

Gross Profit: For the third quarter of 2008, gross profit increased 76.2% to $7.7 million from $4.3 million in the third quarter of 2007. As a percentage of revenues, gross profit was 37% in the third quarter of 2008, as compared to 35% in the third quarter of 2007. In the first nine months of 2008, gross profit increased 75.1% to $22.3 million from $12.7 million in the first nine months of 2007. Gross margin for the first nine months of 2008 was 38%, as compared to 36% for the first nine months of 2007.

Operating Income: Pointer’s operating income increased 145% to $2.3 million in the third quarter of 2008, compared to operating income of $0.9 million for the third quarter of 2007. Operating margin was 11% in the third quarter of 2008, as compared to approximately 7.6% in the third quarter of 2007. In the first nine months of 2008, operating income increased 160% to $7.1 million, compared to $2.7 million for the same period of 2007. Operating margin for the first nine months of 2008 was 12%, compared to 7.7% for the first nine months of 2007.

Minority share: For the third quarter of 2008 and nine months ended September 30, 2008, Pointer reported a $431 thousand and $1.3 million minority share in the operations of Shagrir, compared to $178 thousand and $0.9 million in the comparable periods of 2007. Pointer holds 56.6% interest in Shagrir.

Net Income: Pointer presents net income of $0.7 million during the third quarter of 2008, as compared to net income of $3 thousand in the third quarter of 2007. For the first nine months of 2008, Pointer recorded net income of $2.3 million, compared to net loss of $565 thousand in the same period of 2007.

Non GAAP net income: Pointer recorded non-GAAP net income of $1.6 million during the third quarter of 2008, as compared to non-GAAP net income of $497 thousand in the third quarter of 2007. For the first nine months of 2008, Pointer’s non-GAAP net income was $5.8 million, compared to non-GAAP net income of $1 million in the same period of 2007. Non-GAAP net income is defined as net income excluding certain non-cash expenses, including amortization of acquired intangible assets, deferred income tax, impairment of long-lived assets and a onetime non-cash expense relating to a loan discount in the amount of $0.7 million as part of a loan replacement which we reported in the second quarter of 2008.

EBITDA: Pointer’s EBITDA for the third quarter of 2008 and for the first nine months of 2008 was $3.8 million and $11.9 million, respectively, as compared to $1.9 million and $5.8 million in the comparable periods of 2007.

Total Shareholders’ Equity: Pointer’s total shareholders’ equity increased by 18% during the first nine months of 2008 to $38 million.

Danny Stern, Pointer CEO, said: “Pointer continued to grow during the third quarter. We recently launched a new asset management product, which is expected to enhance sales in new untapped markets targeted by the company. Our products are designed to improve customers’ ability to be efficient in vehicle utilization and energy consumption, and therefore are properly suited for a market that is savings driven. The company is closely monitoring changes in the car industry and volatility in exchange rates relating to the recent financial crisis, which currently impact our visibility into the coming months’ performance. We are preparing ourselves to adjust our expenditures to revenues. However, on the other hand, we also see this period as an opportunity for business initiatives, since the company is positioned very well globally. Our cash generative business yielded nine month EBITDA of $11.9 million, and these earnings enable us to maintain our R&D efforts and to enhance our competitive advantages”, concluded Mr. Stern.

Conference Call Information:
Pointer Telocation’s management will host a conference call with the investment community to review and discuss the financial results:

Conference call will take place today, November 13th, 2008 on 9:30 AM EST, 16:30 Israel time.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

From USA: +1-888-668-9141
From Israel: 03-918-0610
International: +972-3-918-0610

A replay of the conference call will be available through November 14th, 2008 on the Company’s website at www.pointer.com.

Reconciliation between results on a GAAP and Non-GAAP basis.
To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”), the Company uses non-GAAP measures of net income and EBITDA. A reconciliation between results in a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows. Net income is adjusted from results based on GAAP to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries and a non-cash expense due to a loan discount as part of a loan replacement. These non-GAAP financial measures are provided to enhance overall understanding of the Company’s current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries, and a one-time non-cash expense due to a loan discount, that the Company believes are not indicative of our core operating results.Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

Pointer also uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization and minority interest. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation of EBITDA to GAAP measures is also provided in a table following the Condensed Interim Consolidated Statements of Cash Flows accompanying this press release.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 400,000 vehicles across the globe: the UK, Greece, Mexico, Argentina, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Costa Rica, Norway, Venezuela, Hungary, Israel and more. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. In 2004, Cellocator was selected as the official security and location equipment supplier for the Olympic Games in Athens. For more information: www.pointer.com

Safe Harbor Statement
This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2008	December 31, 2007
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,447	$1,200
Trade receivables, net	16,234	11,756
Other accounts receivable and prepaid expenses	2,703	2,001
Inventories	3,419	2,657

Total current assets	24,803	17,614

LONG-TERM ASSETS:
Long-term accounts receivable and deferred expenses	612	337
Severance pay fund	5,540	4,866
Property and equipment, net	8,975	7,708
Deferred income taxes	1,058	941
Other intangible assets, net	16,431	18,058
Goodwill	55,598	50,712

Total long-term assets	88,214	82,622

Total assets	$113,017	$100,236

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30, 2008	December 31, 2007
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$9,062	$10,564
Trade payables	10,725	8,001
Deferred revenues and customer advances	10,563	8,253
Other accounts payable and accrued expenses	5,184	6,123

Total current liabilities	35,534	32,941

LONG-TERM LIABILITIES:
Long-term loans from banks	24,135	18,460
Long-term loans from shareholders and others	3,321	5,767
Other long-term liabilities	245	89
Accrued severance pay	6,856	5,730
Convertible debentures	-	1,979

	34,557	32,025

MINORITY INTEREST	4,865	3,067

SHAREHOLDERS' EQUITY	38,061	32,203

Total liabilities and shareholders' equity	$113,017	$100,236

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2007
	2008	2007	2008	2007
	Unaudited

Revenues:
Products	$24,029	$9,172	$8,708	$3,400	$15,821
Services	34,567	26,184	12,003	8,921	35,806

Total revenues	58,596	35,356	20,711	12,321	51,627

Cost of revenues:
Products	12,837	5,850	4,725	2,184	9,414
Services	22,757	16,759	8,084	5,759	23,034
Amortization of intangible assets	735	33	245	33	277

Total cost of revenues	36,329	22,642	13,054	7,976	32,725

Gross profit	22,267	12,714	7,657	4,345	18,902

Operating expenses:
Research and development, net	1,792	1,126	621	451	1,675
Selling and marketing	5,408	3,360	1,931	1,117	4,934
General and administrative	6,130	4,255	2,210	1,444	6,209
Amortization of intangible assets	1,818	1,238	583	391	1,877

Total operating expenses	15,148	9,979	5,345	3,403	14,695

Operating income	7,119	2,735	2,312	942	4,207
Financial expenses, net	3,252	2,044	1,077	659	2,814
Other income (expenses), net	19	(17)	-	(32)	(12)

Income before taxes on income	3,886	674	1,235	251	1,381
Taxes on income	320	357	90	70	353

Net income (loss) before minority
interest	3,566	317	1,145	181	1,028
Minority interest	1,303	882	431	178	1,366

Net income (loss)	$2,263	$(565)	$714	$3	$(338)

Basic net earnings (loss) per share	$0.49	$(0.14)	$0.15	$0.00	$(0.08)

Diluted net earnings (loss) per share	$0.48	$(0.14)	$0.15	$0.00	$(0.08)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2007
	2008	2007	2008	2007
	Unaudited

Cash flows from operating activities:

Net income (loss)	$2,263	$(565)	$714	$3	$(338)
Adjustments required to reconcile net income
(loss) to net cash provided by operating
activities:
Depreciation, amortization and impairment	5,036	3,415	1,613	1,096	5,273
Accrued interest and exchange rate changes of
convertible debenture and long-term loans	1,214	694	(30)	509	750
Accrued severance pay, net	365	(80)	198	(89)	(70)
Gain from sale of property and equipment, net	(133)	(149)	25	(10)	(182)
Amortization of deferred stock-based
compensation	226	366	86	60	783
Minority interest in earning of subsidiary	1,303	1,241	431	387	1,366
Increase in trade receivables, net	(3,313)	(1,648)	(1,039)	346	(1,172)
Increase in other accounts receivable and
prepaid expenses	(551)	(559)	175	(11)	(421)
Decrease (increase) in inventories	(1,088)	(317)	(821)	(448)	(395)
Decrease (increase) in long-term accounts
receivable and deferred expenses	49	31	1	33	(141)
Write-off of inventories	75	150	75	135	150
Increase in deferred income taxes	-	-	-	-	(174)
Increase in trade payables	1,958	756	1,821	293	730
Increase (decrease) in other accounts payable
and accrued expenses	163	1,839	(1,418)	276	1,855

Net cash provided by operating activities	7,567	5,174	1,831	2,580	8,014

Cash flows from investing activities:

Purchase of property and equipment	(2,537)	(2,106)	(761)	(336)	(2,638)
Proceeds from sale of property and equipment	512	759	133	258	860
Increase in long-term accounts receivable	(247)	-	(19)	-	-
Acquisition of Cellocator (a)	-	(16,332)	-	(16,332)	(16,571)
Acquisition of other intangible assets	-	(135)	-	-	(117)

Net cash used in investing activities	(2,272)	(17,814)	(647)	(16,410)	(18,466)

Cash flows from financing activities:

Receipt of long-term loans from banks	9,254	5,000	2,155	5,000	5,000
Repayment of long-term loans from banks	(2,727)	(3,392)	(639)	(1,446)	(4,347)
Repayment of long-term loans from shareholders
and others	(10,394)	(2,024)	(1,526)	(684)	(2,767)
Proceeds from issuance of shares and exercise of
warrants, net	1,000	9,588	1,000	(5)	9,588
Short-term bank credit, net	(1,137)	(441)	(512)	406	(1,752)

Net cash provided by (used in) financing activities	(4,004)	8,731	478	3,271	5,722

Effect of exchange rate on cash and cash
equivalents	(44)	(61)	247	(113)	80

Increase in cash and cash equivalents	1,247	(3,970)	1,909	(10,672)	(4,650)
Cash and cash equivalents at the beginning of the
period	1,200	5,850	538	12,552	5,850

Cash and cash equivalents at the end of the period	$2,447	$1,880	$2,447	$1,880	$1,200

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2007
	2008	2007	2008	2007
	Unaudited

(a) Acquisition of Cellocator:

Fair value of assets acquired and
liabilities assumed at date of
acquisition:

Working capital	$-	$(1,220)	$-	$(1,220)	$(1,323)
Property and equipment	-	(151)	-	(151)	(151)
Customer relationships	-	(3,876)	-	(3,876)	(3,943)
Brand name	-	(1,749)	-	(1,749)	(1,775)
Developed Technology	-	(4,886)	-	(4,886)	(4,890)
Goodwill	-	(8,645)	-	(8,645)	(8,750)
Accrued severance pay, net	-	107	-	107	20

	-	(20,420)	-	(20,420)	(20,812)

Fair value of shares issued	-	1,428	-	1,428	1,430
Fair value of convertible debentures	-	1,952	-	1,952	1,951
Accrued expenses	-	708	-	708	860

	-	4,088	-	4,088	4,241

	$-	$(16,332)	$-	$(16,332)	$(16,571)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Reconciliation Tables of Non-GAAP Measures

U.S. dollars in thousands

Reconciliation of GAAP net income to non-GAAP net income is as follows:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2007
	2008	2007	2008	2007
	Unaudited

Net income (loss) as reported	$2,263	$(565)	$714	$3	$(338)

Amortization of intangible assets
and impairment of long-lived
assets	2,553	1,241	828	424	2,154

Loan Discount	704	-	9	-	-

Taxes on income	320	357	90	70	353

Non-GAAP Net income	$5,840	$1,033	$1,641	$497	$2,169

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Reconciliation of GAAP net income to EBITDA

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”), the Company uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization and minority interest. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation of the GAAP to non-GAAP operating results is as follows:

CONDENSED EBITDA

US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2007
	2008	2007	2008	2007
	Unaudited

Net income (loss) as reported	$2,263	$(565)	$714	$3	$(338)

Non GAAP adjustment:
Financial expenses, net	3,252	2,044	1,077	659	2,814
Taxes on income	320	357	90	70	353
Depreciation and amortization	4,719	3,061	1,525	1,002	4,787
Minority interest	1,303	882	431	178	1,366

EBITDA	$11,857	$5,779	$3,837	$1,912	$8,982

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: November 13, 2008